Exhibit 99.1

SINA Reports Fourth Quarter and Fiscal Year 2011 Financial Results

SHANGHAI, China—February 27, 2012—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (“MVAS”) provider serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•          Net revenues grew 21% year over year to $133.4 million.  Non-GAAP net revenues grew 23% year over year to $128.7 million, within the Company’s guidance of between $128.0 million and $131.0 million.

•          Advertising revenues grew 26% year over year to a historical high of $103.7 million, within the Company’s guidance of between $103 million and $105 million.

•          Non-advertising revenues grew 8% year over year to $29.7 million.  Non-GAAP non-advertising revenues grew 11% year over year to $25.0 million, within the Company’s guidance of between $25.0 million and $26.0 million.

•          Net income attributable to SINA was $9.3 million, or $0.14 diluted net income per share attributable to SINA.  Non-GAAP net income attributable to SINA was $14.0 million, or $0.21 non-GAAP diluted net income per share attributable to SINA.

Fiscal 2011 Highlights

•          Net revenues grew 20% year over year to $482.8 million.  Non-GAAP net revenues grew 21% year over year to $464.1 million.

•          Advertising revenues grew 27% year over year to $368.8 million.

•          Non-advertising revenues increased 2% year over year to $114.0 million.  Non-GAAP non-advertising revenues increased 3% year over year to $95.3 million.

•          Net loss attributable to SINA was $302.1 million, or $4.64 net loss per share attributable to SINA.  Net loss included non-cash impairment charges totaling $350.4 million, $68.9 million of which related to an impairment of MVAS goodwill and the remaining $281.5 million mainly related to other-than-temporary impairment write-downs on investments in China Real Estate Information Corporation (“CRIC”) and Mecox Lane Limited (“MCOX”).  Non-GAAP net income attributable to SINA was $61.6 million, or $0.92 non-GAAP diluted net income per share attributable to SINA.

“SINA’s online brand advertising grew 27% to a historical high in 2011.  The strong results of SINA’s brand advertising business have enabled SINA to make significant investments in Weibo.com.  During the fourth quarter, the popularity of Weibo.com continued to grow, especially in the mobile and tablet space, where usage now exceeds those via personal computers,” said Charles Chao, CEO of SINA. “For 2012, we plan to further increase our investments in Weibo.com and leverage social media, user connections and portal leadership to improve the digital media experience in China.” Mr. Chao added.

Fourth Quarter 2011 Financial Results

For the fourth quarter of 2011, SINA reported net revenues of $133.4 million, compared to $110.0 million for the same period last year.  Non-GAAP net revenues for the fourth quarter of 2011 totaled $128.7 million, compared to $105.0 million for the same period last year.

Brand advertising revenues for the fourth quarter of 2011 were $103.7 million, compared to $82.5 million for the same period last year.  Non-advertising revenues for the fourth quarter of 2011 totaled $29.7 million, compared to $27.5 million for the same period last year.  MVAS revenues for the fourth quarter of 2011 amounted to $21.3 million, compared to $21.0 million for the same period last year.

Gross margin for the fourth quarter of 2011 was 54%, down from 58% for the same period last year.  Advertising gross margin for the fourth quarter of 2011 was 56%, compared to 60% for the same period last year.  Non-GAAP advertising gross margin for the fourth quarter of 2011 was 57%, compared to 61% for the same period last year. The decrease in non-GAAP advertising gross margin was mainly due to increased spending on bandwidth and content, as well as increased production-related personnel costs.  MVAS gross margin for the fourth quarter of 2011 declined to 35% from 39% for the same period last year.  The decline in MVAS gross margin was primarily due to product mix change and increased revenue share with MVAS partners.

Operating expenses for the fourth quarter of 2011 totaled $66.7 million, compared to $36.5 million for the same period last year.  Non-GAAP operating expenses for the fourth quarter of 2011 were $62.3 million, compared to $33.7 million for the same period last year. The increase in non-GAAP operating expenses was mostly due to increased personnel-related expenses, marketing expenditures and infrastructure-related costs in connection with Weibo.com.

Income from operations for the fourth quarter of 2011 was $6.0 million, compared to income from operations of $27.0 million for the same period last year.  Non-GAAP income from operations for the fourth quarter of 2011 was $6.7 million, compared to $25.5 million for the same period last year.

Non-operating income for the fourth quarter of 2011 was $3.8 million, compared to a non-operating loss of $125.2 million for the same period last year.  During the fourth quarter of 2010, the Company incurred a non-cash impairment write down of $128.6 million for its investment in CRIC.  Non-GAAP equity income from CRIC for the fourth quarter of 2011 was $4.9 million, compared to $5.1 million for the same period last year.  Provision for income taxes for the fourth quarter of 2011 was $0.7 million, compared to $1.9 million for the same period last year.

Net income attributable to SINA for the fourth quarter of 2011 was $9.3 million, compared to a net loss attributable to SINA of $100.0 million for the same period last year.  Diluted net income per share attributable to SINA for the fourth quarter of 2011 was $0.14, compared to net loss per share attributable to SINA of $1.62 for the same period last year.  Non-GAAP net income attributable to SINA for the fourth quarter of 2011 was $14.0 million, compared to $30.6 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the fourth quarter of 2011 was $0.21, compared to $0.46 for the same period last year.

As of December 31, 2011, SINA’s cash, cash equivalents and short-term investments totaled $673.5 million, compared to $882.8 million as of December 31, 2010.  The decrease in the cash balance was mainly due to acquiring a 19% interest in MCOX for $66.0 million in the first quarter of 2011, a 9% interest in Tudou Holdings Limited for $66.4 million in the third quarter of 2011 and a $50 million investment in Yunfeng Funds for the purpose of investing in Alibaba Group in the fourth quarter of 2011.  Cash flow from operating activities for the fourth quarter of 2011 was $19.0 million and for fiscal 2011 was $66.5 million.  Cash paid for capital expenditures for the fourth quarter of 2011 was $13.2 million and for fiscal 2011 was $54.9 million.

Business Outlook

SINA estimates that its non-GAAP net revenues for the first quarter of 2012 will be between $101 million and $104 million, with advertising revenues to be between $78 million and $80 million and non-GAAP non-advertising revenues to be between $23 million and $24 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC.

Non-GAAP Measures

This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”  These non-GAAP measures include non-GAAP non-advertising revenues, non-GAAP net revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP equity income from CRIC, non-GAAP net income attributable to SINA and non-GAAP diluted net income per share attributable to SINA.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows more meaningful period-to-period comparisons.  The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways:  1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payments and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods.  In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements resulting from SINA injecting its online real estate advertising business into its majority-owned subsidiary China Online Housing Technology Corporation (“COHT”) and exchanging its interest in COHT for approximately a 33% interest in CRIC upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009, from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods.  In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s non-GAAP equity income from its interest in net income attributable to CRIC excludes stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measures is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations.  Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call

SINA will host a conference call at 8 p.m. Eastern Standard Time on February 27, 2012 to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com. The conference call can be accessed as follows:

US:	+1 617 614 4076
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions:	19587139

A replay of the conference call will be available through midnight Eastern Standard Time, March 5, 2012. The dial-in number is + 1 617 801 6888. The pass code for the replay is 52008893.

About SINA

SINA Corporation (Nasdaq GS: SINA) is an online media company and mobile value added service (MVAS) provider serving China and the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses and properties and other business lines, SINA offers an array of services including region-focused online portals, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, MVAS, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with CRIC, impairment of its investments and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2010 and its other filings with the Securities and Exchange Commission.

Contact:

Cathy Peng

IR Manager

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31, 2011
	2011	2010	2011	2011	2010
Net revenues:
Advertising	$103,655	$82,451	$101,018	$368,805	$290,814
Non-advertising	29,714	27,503	29,268	114,024	111,803
	133,369	109,954	130,286	482,829	402,617
Cost of revenues:
Advertising (a)	45,635	32,971	41,070	157,458	116,295
Non-advertising	15,098	13,478	16,072	57,890	52,115
	60,733	46,449	57,142	215,348	168,410
Gross profit	72,636	63,505	73,144	267,481	234,207

Operating expenses:
Sales and marketing (a)	36,013	20,230	36,256	135,867	77,996
Product development (a)	21,464	9,696	19,429	65,533	34,048
General and administrative (a)	9,088	6,296	8,264	30,121	22,585
Goodwill impairment	—	—	68,891	68,891	—
Amortization of intangibles	107	249	107	731	3,335
	66,672	36,471	132,947	301,143	137,964
Income (loss) from operations	5,964	27,034	(59,803)	(33,662)	96,243

Non-operating income (loss):
Interest and other income, net	3,539	2,255	5,826	16,327	8,804
Earnings from equity investments, net	225	1,127	176	1,466	12,604
Impairment on equity investments	—	(128,554)	(281,162)	(281,548)	(128,554)
	3,764	(125,172)	(275,160)	(263,755)	(107,146)

Income (loss) before income taxes	9,728	(98,138)	(334,963)	(297,417)	(10,903)
Provision for income taxes	(713)	(1,921)	(1,366)	(5,001)	(8,436)

Net income (loss)	9,015	(100,059)	(336,329)	(302,418)	(19,339)
Less: Net income (loss) attributable to noncontrolling interest	(264)	(73)	9	(326)	(245)

Net income (loss) attributable to SINA	$9,279	$(99,986)	$(336,338)	$(302,092)	$(19,094)

Basic net income (loss) per share attributable to SINA	$0.14	$(1.62)	$(5.10)	$(4.64)	$(0.31)
Diluted net income (loss) per share attributable to SINA	$0.14	$(1.62)	$(5.10)	$(4.64)	$(0.31)

Shares used in computing basic net income (loss) per share attributable to SINA	66,021	61,626	65,908	65,121	61,216
Shares used in computing diluted net income (loss) per share attributable to SINA	66,767	61,626	65,908	65,121	61,216

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$1,065	$590	$895	$3,346	$2,989
Sales and marketing	1,068	522	909	3,155	2,369
Product development	1,132	383	982	3,082	1,812
General and administrative	2,030	1,592	1,629	7,024	6,232

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2011	2010
Assets
Current assets:

Cash and cash equivalents	$513,980	$643,619
Short-term investments	159,495	239,216
Accounts receivable, net	112,469	89,843
Other current assets	41,966	35,981
Total current assets	827,910	1,008,659

Property and equipment, net	74,511	33,289
Goodwill and intangible assets, net	15,974	85,574
Investments	463,938	508,113
Other assets	9,114	455
Total assets	$1,391,447	$1,636,090

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$8,854	$3,963
Accrued liabilities	174,972	128,050
Income taxes payable	14,717	17,011
Convertible debt	2,200	99,000
Total current liabilities	200,743	248,024

Long-term deferred revenue	126,529	145,274
Other long-term liabilities	1,826	2,266
Total liabilities	329,098	395,564

Shareholders’ equity
SINA shareholders’ equity	1,055,670	1,239,308
Noncontrolling interest	6,679	1,218
Total shareholders’ equity	1,062,349	1,240,526

Total liabilities and shareholders’ equity	$1,391,447	$1,636,090

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2011	2010	2011	2011	2010

Net revenues
Advertising	$103,655	$82,451	$101,018	$368,805	$290,814
Mobile related	21,281	21,007	21,374	83,457	86,183
Others	8,433	6,496	7,894	30,567	25,620
	$133,369	$109,954	$130,286	$482,829	$402,617

Cost of revenues
Advertising	$45,635	$32,971	$41,070	$157,458	$116,295
Mobile related	13,783	12,787	14,584	53,235	49,612
Others	1,315	691	1,488	4,655	2,503
	$60,733	$46,449	$57,142	$215,348	$168,410

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2011				December 31, 2010				September 30, 2011
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$103,655			$103,655	$82,451			$82,451	$101,018			$101,018
Non-advertising revenues	29,714	(4,686	)(c)	25,028	27,503	(4,916	)(c)	22,587	29,268	(4,687	)(c)	24,581
Net revenues	$133,369	$(4,686)		$128,683	$109,954	$(4,916)		$105,038	$130,286	$(4,687)		$125,599

		1,065	(a)			590	(a)			895	(a)
		(4,686	)(c)			(4,916	)(c)			(4,687	)(c)
Gross profit	$72,636	$(3,621)		$69,015	$63,505	$(4,326)		$59,179	$73,144	$(3,792)		$69,352

										(3,520	)(a)
		(4,230	)(a)			(2,497	)(a)			(107	)(b)
		(107	)(b)			(249	)(b)			(68,891	)(e)
Operating expenses	$66,672	$(4,337)		$62,335	$36,471	$(2,746)		$33,725	$132,947	$(72,518)		$60,429

										4,415	(a)
		5,295	(a)			3,087	(a)			107	(b)
		107	(b)			249	(b)			(4,687	)(c)
		(4,686	)(c)			(4,916)	(c)			68,891	(e)
Income (loss) from operations	$5,964	$716		$6,680	$27,034	$(1,580)		$25,454	$(59,803)	$68,726		$8,923

										4,415	(a)
						3,087	(a)			107	(b)
		5,295	(a)			249	(b)			(4,687	)(c)
		107	(b)			(4,916	)(c)			3,909	(d)
		(4,686	)(c)			3,614	(d)			68,891	(e)
		3,958	(d)			128,554	(f)			281,162	(f)
Net income (loss) attributable to SINA	$9,279	$4,674		$13,953	$(99,986)	$130,588		$30,602	$(336,338)	$353,797		$17,459

Diluted net income (loss) per share attributable to SINA	$0.14			$0.21	$(1.62)			$0.46	$(5.10)			$0.26
Shares used in computing diluted net income (loss) per share attributable to SINA	66,767	—	(g)	66,767	61,626	4,763	(g)	66,389	65,908	1,005	(g)	66,913

Gross margin - advertising	56%	1%		57%	60%	1%		61%	59%	1%		60%

	Twelve months ended
	December 31, 2011				December 31, 2010
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$368,805			$368,805	$290,814			$290,814
Non-advertising revenues	114,024	(18,745	)(c)	95,279	111,803	(18,975	)(c)	92,828
Net revenues	$482,829	$(18,745)		$464,084	$402,617	$(18,975)		$383,642

		3,346	(a)			2,989	(a)
		(18,745	)(c)			(18,975	)(c)
Gross profit	$267,481	$(15,399)		$252,082	$234,207	$(15,986)		$218,221

		(13,261	)(a)
		(731	)(b)			(10,413	)(a)
		(68,891	)(e)			(3,335	)(b)
Operating expenses	$301,143	$(82,883)		$218,260	$137,964	$(13,748)		$124,216

		16,607	(a)
		731	(b)			13,402	(a)
		(18,745	)(c)			3,335	(b)
		68,891	(e)			(18,975	)(c)
Income (loss) from operations	$(33,662)	$67,484		$33,822	$96,243	$(2,238)		$94,005

		16,607	(a)
		731	(b)			13,402	(a)
		(18,745	)(c)			3,335	(b)
		14,703	(d)			(18,975	)(c)
		68,891	(e)			6,647	(d)
		281,548	(f)			128,554	(f)
Net income (loss) attributable to SINA	$(302,092)	363,735		$61,643	$(19,094)	$132,963		$113,869

Diluted net income (loss) per share attributable to SINA	$(4.64)			$0.92	$(0.31)			$1.73
Shares used in computing diluted net income (loss) per share attributable to SINA	65,121	1,943	(g)	67,064	61,216	4,692	(g)	65,908

Gross margin - advertising	57%	1%		58%	60%	1%		61%

(a)  To adjust stock-based compensation related to employee incentives.

(b)  To adjust  amortization of intangible assets.

(c)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)  To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.

(e)  To adjust for impairment of MVAS goodwill

(f)  To adjust impairment of equity investments

(g) To adjust the number of shares used in computing diluted net loss per share to diluted net income per share.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF CRIC’S NON-GAAP TO GAAP RESULTS*

	Three months ended
	December 31, 2011			December 31, 2010			September 30, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,617			$1,327			$1,605
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,605			1,503			1,568
Equity income (loss) from CRIC	$1,642	$3,222	$4,864	$2,222	$2,830	$5,052	$1,074	$3,173	$4,247
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(736)	$736	$—	$(784)	$784	$—	$(736)	$736	$—
	$906	$3,958	$4,864	$1,438	$3,614	$5,052	$338	$3,909	$4,247

	Twelve months ended
	December 31, 2011			December 31, 2010
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$5,531			$5,239
To adjust amortization expenses of intangible assets resulting from business acquisitions		6,216			6,161
To adjust gains from the purchase of a business:
Income from investment in affiliates**		—			(7,155)
Gain from settlement of pre-existing relationship with COHT		—			(701)
Equity income from CRIC	$5,597	$11,747	$17,344	$16,169	$3,544	$19,713
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(2,956)	$2,956	$—	$(3,103)	$3,103	$—
	$2,641	$14,703	$17,344	$13,066	$6,647	$19,713

* Income (loss) from CRIC is recorded one quarter in arrears.

** Represents the excess of fair value over the carrying amount recognized as a result of acquisition of COHT.